OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim
Consolidated Financial Statements

For the three months
ended
March 31, 2018

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2018	2017
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	4	332,617	333,705
Short-term investments		500	-
Accounts receivable		8,718	8,385
Inventories		9,962	9,859
Other assets		910	984

		352,707	352,933
Non-current assets
Investments in associates	5	257,878	257,433
Other investments	6	84,288	115,133
Royalty, stream and other interests	7	1,592,240	1,575,772
Exploration and evaluation		102,346	102,182
Goodwill		111,204	111,204
Other assets		1,570	1,686

		2,502,233	2,516,343
Liabilities

Current liabilities

Accounts payable and accrued liabilities		14,308	15,310
Dividends payable		7,811	7,890
Provisions and other liabilities	8	5,382	5,632

		27,501	28,832
Non-current liabilities

Long-term debt	9	467,483	464,308
Provisions and other liabilities	8	2,181	2,036
Deferred income taxes		126,663	126,762

		623,828	621,938
Equity attributable to Osisko Gold Royalties Ltd shareholders

Share capital		1,621,867	1,633,013
Warrants		30,901	30,901
Equity reserve	11	990	-
Contributed surplus		14,029	13,265
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive loss		(9,025)	(2,878)
Retained earnings		202,042	202,503

		1,878,405	1,894,405

		2,502,233	2,516,343

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2018	2017
	Notes	$	$

Revenues	12	125,614	17,126

Cost of sales	12	(93,667)	(102)
Depletion of royalty, stream and other interests		(13,230)	(3,319)

Gross profit		18,717	13,705

Other operating expenses

General and administrative	17	(4,382)	(5,651)
Business development	17	(1,192)	(1,779)
Exploration and evaluation, net of tax credits		(44)	(42)

Operating income		13,099	6,233

Interest income		1,492	1,278
Finance costs		(6,634)	(949)
Foreign exchange gain (loss)		187	(1,420)
Share of loss of associates		(1,397)	(1,445)
Other gains (losses), net	12	(2,581)	2,024

Earnings before income taxes		4,166	5,721

Income tax expense		(1,856)	(1,721)

Net earnings		2,310	4,000

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		2,310	4,076
Non-controlling interests		-	(76)

Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders	13
Basic		0.01	0.04
Diluted		0.01	0.04

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2018	2017
	$	$

Net earnings	2,310	4,000

Other comprehensive income

Items that will not be reclassified to the consolidated statement of income

Change in fair value of financial assets at fair value through comprehensive income	(13,975)	3,747

Income tax effect	1,941	(404)

Share of other comprehensive loss of associates	(498)	(649)

Items that may be reclassified to the consolidated statement of income

Currency translation adjustments	20,096	-

Share of other comprehensive loss of associates	-	(229)

Other comprehensive income	7,564	2,465

Comprehensive income	9,874	6,465

Comprehensive income attributable to:
Osisko Gold Royalties Ltd’s shareholders	9,874	6,541
Non-controlling interests	-	(76)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2018	2017
		$	$

Operating activities
Net earnings		2,310	4,000
Adjustments for:
Share-based compensation		673	2,662
Depletion and amortization		13,272	3,352
Finance costs		1,618	345
Share of loss of associates		1,397	1,445
Net loss (gain) on acquisition of investments		(1,908)	2,598
Net gain on dilution of investments in associates		-	(4,833)
Change in fair value of financial assets at fair value through profit or loss		4,489	211
Deferred income tax expense		1,667	1,721
Foreign exchange loss		898	1,415
Other		46	105
Net cash flows provided by operating activities before changes in non-cash working capital items		24,462	13,021
Changes in non-cash working capital items	14	(1,159)	(1,008)
Net cash flows provided by operating activities		23,303	12,013

Investing activities
Net increase in short-term investments		(500)	(500)
Acquisition of investments		(13,629)	(62,819)
Proceeds on disposal of investments		25,578	22,512
Acquisition of royalty and stream interests		(9,970)	(42,928)
Property and equipment		(18)	(44)
Exploration and evaluation tax credits, net of expenses		1,094	1,242
Net cash flows provided by (used in) investing activities		2,555	(82,537)

Financing activities
Issuance of common shares		114	869
Issue expenses		(186)	(41)
Financing fees		(379)	-
Investments from non-controlling interests		-	1,333
Normal course issuer bid purchase of common shares		(20,333)	(1,822)
Dividends paid		(7,547)	(4,082)
Net cash flows used in financing activities		(28,331)	(3,743)

Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(2,473)	(74,267)
Effects of exchange rate changes on cash and cash equivalents		1,385	(1,415)
Decrease in cash and cash equivalents		(1,088)	(75,682)
Cash and cash equivalents – beginning of period	4	333,705	499,249
Cash and cash equivalents – end of period	4	332,617	423,567

Additional information related to the consolidated statements of cash flows is presented in Note 14.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of					Equity	Accumulated
		common					component of	other
		shares	Share		Equity	Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	reserve	surplus	debentures	loss(i)	earnings	Total
			$	$	$	$	$	$	$	$
Balance - January 1, 2018		157,797,193	1,633,013	30,901	-	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings		-	-	-	-	-	-	-	2,310	2,310
Other comprehensive income		-	-	-	-	-	-	7,564	-	7,564
Comprehensive income		-	-	-	-	-	-	7,564	2,310	9,874
Dividends declared	10	-	-	-	-	-	-	-	(7,811)	(7,811)
Shares issued – Dividends reinvestment plan	10	24,513	343	-	-	-	-	-	-	343
Shares issued – Employee share purchase plan		8,389	122	-	-	-	-	-	-	122
Share options:
Shared-based compensation		-	-	-	-	777	-	-	-	777
Fair value of options exercised		-	-	-	-	-	-	-	-	-
Proceeds from exercise of options		-	-	-	-	-	-	-	-	-
Replacement share options:
Fair value of options exercised		-	13	-	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	-	38
Restricted share units to be settled in common shares		-	-	-	990	-	-	-	-	990
Normal course issuer bid purchase of common shares	10	(1,607,099)	(11,662)	-	-	-	-	-	(8,671)	(20,333)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	-	(13,711)	13,711	-

Balance – March 31, 2018		156,225,706	1,621,867	30,901	990	14,029	17,601	(9,025)	202,042	1,878,405

(i)   As at March 31, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to ($29,958,000) and items that may be recycled to the consolidated statement of income amounting to $20,933,000.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders
	Number of				Equity	Accumulated
	common				component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total	interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2017	106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)	-	-	-	-	-	-	4,076	4,076	(76)	4,000
Other comprehensive income	-	-	-	-	-	2,465	-	2,465	-	2,465
Comprehensive income (loss)	-	-	-	-	-	2,465	4,076	6,541	(76)	6,465

Dividends declared	-	-	-	-	-	-	(4,264)	(4,264)	-	(4,264)
Shares issued – Dividends reinvestment plan	13,417	185	-	-	-	-	-	185	-	185
Shares issued – Employee share purchase plan	6,554	84	-	-	-	-	-	84	-	84
Share options:
Shared-based compensation	-	-	-	824	-	-	-	824	-	824
Fair value of options exercised	-	14	-	(14)	-	-	-	-	-	-
Proceeds from exercise of options	3,733	50	-	-	-	-	-	50	-	50
Replacement share options:
Fair value of options exercised	-	486	-	(486)	-	-	-	-	-	-
Proceeds from exercise of options	72,331	765	-	-	-	-	-	765	-	765
Investments from non-controlling interests	-	-	-	-	-	-	295	295	9	304
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	(1,222)	1,222	-	-	-

Balance – March 31, 2017	106,593,350	910,474	30,901	11,735	3,091	9,081	251,635	1,216,917	1,800	1,218,717

(i)	As at March 31, 2017, accumulated other comprehensive income relates mainly to items that will not be recycled to the statement of income.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine, a 4% gold and silver stream on the Brucejack gold and silver mine and a silver stream on the Gibraltar mine, all of which are in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (Note 3) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The Board of Directors approved the interim condensed consolidated financial statements on May 3, 2018.

3.	New accounting standards

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

IFRS 15, Revenue from contracts with customers (“IFRS 15”) (continued)

Revenue recognition policy

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRIC 22, Foreign currency translation and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

4.	Cash and cash equivalents

	March 31,	December 31,
	2018	2017
	$	$

Cash	322,622	266,785
Cash equivalents	9,995	66,920
	332,617	333,705

As at March 31, 2018, cash equivalents are comprised of a banker’s acceptance bearing an interest rate of 1.42% and maturing in April 2018. As at March 31, 2018 and December 31, 2017, cash held in U.S. dollars amounted respectively to $108.3 million (US$84.0 million) and $69.5 million (US$55.4 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	257,433	82,902
Acquisitions	2,340	136,529
Exercise of warrants	-	14,519
Share of loss, net	(1,397)	(6,114)
Share of other comprehensive loss, net	(498)	(537)
Net gain on ownership dilution	-	30,560
Disposals	-	(426)

Balance – End of period	257,878	257,433

6.	Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2018	2017
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	8,092	10,935
Acquisitions	1,375	9,662
Exercise	-	(14,170)
Change in fair value	(4,489)	1,665
Balance – End of period	4,978	8,092

Fair value through other comprehensive income (shares)
Balance – Beginning of period	106,841	97,274
Acquisitions	11,822	72,719
Exercise of warrants	-	500
Interests on financial assets at amortized cost paid in shares	-	12
Change in fair value	(13,975)	6,139
Disposals	(25,578)	(69,803)
Balance – End of period	79,110	106,841

Amortized cost
Balance – Beginning and end of period	200	200

Total	84,288	115,133

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests

			Three months ended
				March 31, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	9,970	-	-	9,970
Depletion	(6,637)	(4,806)	(1,787)	(13,230)
Translation adjustments	2,621	14,216	2,891	19,728

Balance – End of period	776,484	709,488	106,268	1,592,240

Producing
Cost	504,237	593,142	68,670	1,166,049
Accumulated depletion and impairment	(123,012)	(16,236)	(3,166)	(142,414)
Net book value – End of period	381,225	576,906	65,504	1,023,635

Development
Cost	195,025	132,582	31,650	359,257
Accumulated depletion	-	-	-	-
Net book value – End of period	195,025	132,582	31,650	359,257

Exploration and evaluation
Cost	200,234	-	9,114	209,348
Accumulated depletion	-	-	-	-
Net book value – End of period	200,234	-	9,114	209,348

Total net book value – End of period	776,484	709,488	106,268	1,592,240

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

				Year ended
			December 31, 2017
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768
Acquisitions	26,681	53,438	-	80,119
Business combination	353,314	656,602	106,199	1,116,115
Depletion	(15,475)	(11,283)	(1,307)	(28,065)
Impairment	(89,000)	-	-	(89,000)
Translation adjustments	242	1,321	272	1,835

Balance – End of period	770,530	700,078	105,164	1,575,772

Producing
Cost	503,340	582,466	66,812	1,152,618
Accumulated depletion and impairment	(116,352)	(11,242)	(1,307)	(128,901)
Net book value – End of period	386,988	571,224	65,505	1,023,717

Development
Cost	194,535	128,854	30,793	354,182
Accumulated depletion	-	-	-	-
Net book value – End of period	194,535	128,854	30,793	354,182

Exploration and evaluation
Cost	189,007	-	8,866	197,873
Accumulated depletion	-	-	-	-
Net book value – End of period	189,007	-	8,866	197,873

Total net book value – End of period	770,530	700,078	105,164	1,575,772

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions and other liabilities

	Three months ended			Year ended
	March 31, 2018		December 31, 2017
	DSU and	Share exchange	DSU and
	RSU(i)	rights	RSU(i)	Total
	$	$	$	$

Balance – Beginning of period	7,668	10,692	5,894	16,586
Accretion expense	-	299	-	299
New liabilities	1,298	988	7,053	8,041
Settlement of liabilities	-	(11,979)	(5,539)	(17,518)
Extinguished liabilities	-	-	(59)	(59)
Revision of estimates	(1,403)	-	319	319

Balance – End of period	7,563	-	7,668	7,668

Current portion	5,382	-	5,632	5,632
Non-current portion	2,181	-	2,036	2,036

	7,563	-	7,668	7,668

(i)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

9.	Long-term debt

The movements in the long-term debt are as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	464,308	45,780
New debt – convertible debentures(ii)	-	279,469
Transaction costs – convertible debentures	-	(10,735)
New debt – revolving credit facility(iii)	-	147,323
Amortization of transaction costs	499	427
Accretion expense	1,028	1,336
Foreign exchange revaluation impact	1,648	708

Balance – End of period	467,483	464,308

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2018	2017
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	149,679	148,031
Long-term debt	499,679	498,031
Unamortized debt issuance costs	(10,404)	(10,903)
Unamortized accretion on convertible debentures	(21,792)	(22,820)

Long-term debt, net	467,483	464,308

Current portion	-	-

Non-current portion	467,483	464,308

	467,483	464,308

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

(iii)	Revolving credit facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150.0 million to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and has a four-year term (November 14, 2021), which can be extended by one year on each of the first two anniversary dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

	(iii)	Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn will bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. As at March 31, 2018, the Facility was drawn in two tranches for a total of $149.7 million: $62.0 million at an effective interest rate of 3.37% and US$68.0 million ($87.7 million) at an effective interest rate of 3.12%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2018, all such ratios and requirements were met.

10.	Share capital and warrants

Normal Course Issuer Bid

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2017 NCIB Program will terminate on December 10, 2018 or on such earlier date as the 2017 NCIB Program is complete. Daily purchases will be limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares.

During the three months ended March 31, 2018, 1,607,099 common shares were purchased for cancellation under the 2017 NCIB Program for an aggregate acquisition price of $20,333,000 (average acquisition price per share of $12.65).

Dividends

On January 15, 2018, the Company issued 24,513 common shares under the Dividend reinvestment plan (“DRIP”), at a discount rate of 3%.

On February 16, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018. As at March 31, 2018, the holders of 27,302,917 common shares had elected to participate in the DRIP, representing dividends payable of $1,365,000. Therefore, 113,459 common shares were issued on April 16, 2018 at a discount rate of 3%.

Warrants

The following table summarizes the Company’s warrants outstanding as at March 31, 2018:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended			Year ended
		March 31, 2018	December 31, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,537,123	14.90	3,063,130	14.25

Granted(i)	94,900	12.35	763,400	16.57
Exercised	-	-	(43,970)	14.22
Exercised – Virginia replacement share options(ii)	(2,710)	13.93	(190,471)	11.28
Expired	-	-	(4,333)	15.80
Forfeited	(11,200)	15.83	(50,633)	14.57

Balance – End of period	3,618,113	14.83	3,537,123	14.90

Options exercisable – End of period	2,294,045	14.45	2,051,323	14.57

(i)	Options were granted to officers, management, employees and/or consultants.

(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the three months ended March 31, 2018 was $14.71.

The following table summarizes the Company’s share options outstanding as at March 31, 2018:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35 – 9.98	57,391	9.77	3.88	57,391	9.77
10.58 – 12.35	166,975	11.62	4.96	72,075	10.66
13.38 – 14.78	990,017	13.49	3.28	687,582	13.48
14.90 – 15.80	1,678,330	15.33	1.82	1,473,664	15.26
16.66 – 17.84	725,400	16.68	4.17	3,333	17.84

	3,618,113	14.83	2.87	2,294,045	14.45

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2018	December 31, 2017

Dividend per share	1%	1%
Expected volatility	36%	38%
Risk-free interest rate	2%	1%
Expected life	43 months	45 months
Weighted average share price	$12.35	$16.57
Weighted average fair value of options granted	$3.32	$4.58

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three months ended March 31, 2018, the total share-based compensation related to share options on the consolidated statement of income amounted to $777,000 ($820,000 for the three months ended March 31, 2017) and share-based compensation capitalized to exploration and evaluation assets amounted to $4,000 for the three months ended March 31, 2017.

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

		Three months ended			Year ended
		March 31, 2018		December 31 ,2017
	DSU (i)	RSU(ii)	RSU(iii)	DSU(i)	RSU(ii)
	(cash)	(cash)	(equity)	(cash)	(cash)

Balance – Beginning of period	266,442	600,627	-	175,446	595,076

Granted	-	23,700	68,162	88,600	231,300

Reinvested (dividends on common shares)	895	2,019	-	2,396	7,260

Settled	-	-	-	-	(225,429)

Forfeited	-	-	-	-	(7,580)

Balance – End of period	267,337	626,346	68,162	266,442	600,627

Balance – Vested	178,002	-	68,162	177,405	-

(i)	The DSU granted vest the day prior to the next annual general meeting and are payable in cash at the end of the employment period of each director.

(ii)	The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

(iii)

50% of the short-term incentive (2017 annual bonus) attributed to management in connection with the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group was paid in RSU instead of cash representing a value at the date of grant of $990,000. These RSU vested on the grant date and will be settled in equity on December 31, 2019 (or at the end of the employment period, if earlier). On the settlement date, one common share will be issued for each RSU.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Deferred and restricted share units (continued)

The total share-based compensation recovery related to the DSU and RSU plans for the three months ended March 31, 2018 amounted to $104,000 (expense of $1,842,000 for the three months ended March 31, 2017).

12.	Additional information on the consolidated statements of income

	2018	2017
	$	$
Revenues
Royalty interests	23,944	16,615
Stream interests	8,641	511
Offtake interests	93,029	-
	125,614	17,126
Cost of sales
Royalty interests	32	22
Stream interests	3,031	80
Offtake interests	90,604	-
	93,667	102
Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	(4,489)	(211)
Net gain on dilution of investments in associates	-	4,833
Net gain (loss) on acquisition of investments(i)	1,908	(2,598)
	(2,581)	2,024

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Net earnings per share

	2018	2017
	$	$

Net earnings attributable to Osisko Gold Royalties Ltd’s shareholders	2,310	4,076
Basic weighted average number of common shares outstanding (in thousands)	157,665	106,543
Dilutive effect of share options(i)	30	85
Dilutive effect of warrants(i)	-	-
Dilutive effect of convertible debentures(i)	-	-
Diluted weighted average number of common shares	157,695	106,628
Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	0.01	0.04
Diluted	0.01	0.04

(i)

For the three months ended March 31, 2018, 3,488,647 outstanding share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the three months ended March 31, 2017, 2,586,765 outstanding share options, 11,195,500 outstanding warrants and 2,620,545 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

14.	Additional information on the consolidated statements of cash flows

	2018	2017
	($)	($)

Interests received	1,277	1,118
Interests paid on long-term debt	1,880	604
Dividends received	-	215
Income taxes paid	189	-

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(1,591)	423
Decrease (increase) in inventories	(103)	-
Decrease (increase) in other current assets	(18)	123
Increase (decrease) in accounts payable and accrued liabilities	553	(1,554)
	(1,159)	(1,008)

Tax credits receivable related to exploration and evaluation assets
Beginning of period	4,091	5,162
End of period	2,903	3,585

Accounts payable and accrued liabilities related to financing fees
Beginning of period	379	-
End of period	-	-

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	186	-
End of period	-	-

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3–	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,855	3,855
Other minerals, oil and gas	-	-	1,123	1,123
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	3,197	-	-	3,197
Publicly traded mining exploration and development companies
Precious metals	54,808	-	-	54,808
Other minerals, oil and gas	21,105	-	-	21,105
	79,110	-	4,978	84,088

			December 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,375	3,375
Other minerals, oil and gas	-	-	4,717	4,717
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	29,360	-	-	29,360
Publicly traded mining exploration and development companies
Precious metals	60,286	-	-	60,286
Other minerals, oil and gas	17,195	-	-	17,195
	106,841	-	8,092	114,933

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at March 31, 2018 and December 31, 2017.

During the three months ended March 31, 2018 and 2017, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and call options) for the three months ended March 31, 2018 and 2017:

	2018	2017
	$	$

Balance – Beginning of period	8,092	10,935
Acquisitions	1,375	3,924
Exercised	-	(399)
Change in fair value - investments exercised(i)	-	238
Change in fair value - investments expired(i)	(495)	-
Change in fair value - investments held at the end of the period(i)	(3,994)	(449)
Balance – End of period	4,978	14,249

(i)	Recognized in the consolidated statement of income under other gains (losses), net.

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

March 31, 2018
Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
$
Other investments

Warrants and call options on equity		Black-Scholes
securities of publicly traded mining		option	Expected
exploration and development companies	4,978	pricing model	volatility	44% to 100%	76%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $497,000 ($501,000) as at March 31, 2018.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the balance sheet (continued)

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at March 31, 2018:

		March 31, 2018
	Carrying
	amount	Fair value
	$	$

Long-term debt	467,483	496,715

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2018 and 2017, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2018
Royalties	22,633	91	-	1,220	-	23,944
Streams	3,992	2,672	-	-	1,977	8,641
Offtakes	72,792	943	19,294	-	-	93,029

	99,417	3,706	19,294	1,220	1,977	125,614

2017
Royalties	16,616	-	-	-	-	16,616
Streams	510	-	-	-	-	510
Offtakes	-	-	-	-	-	-

	17,126	-	-	-	-	17,126

(i)	92% of revenues from North America were generated from Canada and the United States for the three months ended March 31, 2018 (100% for the three months ended March 31, 2017).

For the three months ended March 31, 2018, one royalty interest generated revenues of $15.0 million ($12.4 million for the three months ended March 31, 2017), which represented 46% of revenues (72% of revenues for the three months ended March 31, 2017) (excluding revenues generated from the offtake interests).

For the three months ended March 31, 2018, revenues generated from precious metals and diamonds represented 96% and 3% of revenues, respectively (85% and 11% excluding offtakes, respectively). For the three months ended March 31, 2017, revenues were exclusively generated from precious metals.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2018 and December 31, 2017, which is based on the location of the property related to the royalty, stream or other interest:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2018
Royalties	708,641	27,109	10,024	13,995	-	16,715	776,484
Streams	386,051	176,661	-	-	80,853	65,923	709,488
Offtakes	57,506	4,453	12,659	-	31,650	-	106,268

	1,152,198	208,223	22,683	13,995	112,503	82,638	1,592,240

December 31, 2017
Royalties	713,376	27,047	10,024	12,040	-	8,043	770,530
Streams	382,686	173,591	-	-	78,665	65,136	700,078
Offtakes	56,698	5,109	12,606	-	30,751	-	105,164

	1,152,760	205,747	22,630	12,040	109,416	73,179	1,575,772

(i)	98% of net interests from North America are located in Canada and the United States as at March 31, 2018 (98% as at December 31, 2017).

17.	Related party transactions

During the three months ended March 31, 2018, an amount of $1,280,000 ($990,000 for the three months ended March 31, 2017) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, of which $460,000 ($504,000 for the three months ended March 31, 2017) is reflected as a reduction of general and administrative expenses and $820,000 ($486,000 for the three months ended March 31, 2017) is reflected as a reduction of business development expenses in the consolidated statements of income.

An amount of $1,269,000 (including sales taxes) is receivable from associates and included in accounts receivable as at March 31, 2018 ($1,245,000 as at December 31, 2017).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Subsequent events

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria Gold Corp. (“Victoria”), pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (the “Property”) which hosts the Eagle Gold project located in Yukon, Canada, and subscribed to a private placement of 100 million common shares of Victoria at a price of $0.50 per common share.

As part of the transaction, Osisko has purchased a 5% NSR royalty on all metals and minerals produced from the Property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The purchase price for the royalty is an aggregate of $98.0 million, of which a first tranche of $49.0 million was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party).

Revolving credit facility

On April 16, 2018, Osisko reimbursed $32.0 million on its revolving credit facility from cash on hand.

Dividends

On May 3, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 16, 2018 to shareholders of record as of the close of business on June 29, 2018.